Exhibit 99.1

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS SECOND QUARTER 2024 RESULTS

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7.2% Increase in 2Q24 Revenue Compared to 1Q24
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5.8% Increase in 2Q24 Gross Profit Compared to 1Q24
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Overall Utilization Rate Increased to 69% from 63% in 1Q24
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Net Earnings Increased to NT$0.62 per Basic Common Share Compared to NT$0.60 per Basic Common Share in 1Q24
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Strong Financial Position and Liquidity with NT$14,651.9 Million or US$451.5 Million Balance of Cash and Cash Equivalents
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Distributed Cash Dividend of NT$1.8 per Common Share on July 19, 2024 and US$1.098 per ADS on July 26, 2024

Hsinchu, Taiwan – August 13, 2024 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported consolidated financial results for the second quarter ended June 30, 2024, with strong revenue growth and expansion in net earnings. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$32.45 against US$1.00 as of June 28, 2024.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”).

Revenue for the second quarter of 2024 was NT$5,809.6 million or US$179.0 million, an increase of 7.2% from NT$5,418.7 million or US$167.0 million in the first quarter of 2024 and an increase of 6.7% from NT$5,444.1 million or US$167.8 million for the same period in 2023.

Net non-operating income in the second quarter of 2024 was NT$127.6 million or US$3.9 million, compared to NT$156.3 million or US$4.8 million in the first quarter of 2024, and NT$222.4 million or US$6.9 million in the second quarter of 2023. The decrease of net non-operating income compared to the first quarter of 2024 is mainly due to a NT$128 million or US$3.9 million reduction in foreign exchange gains, which was partially offset by a NT$72 million or US$2.2 million increase in gain on disposal of non-current assets held for sale and interest income of NT$17 million or US$0.5 million. The difference between the second quarter of 2023 is mainly due to a NT$124 million or US$3.8 million decrease in foreign exchange gains and NT$47 million or US$1.4 million decrease in share of profit of associates accounted for using equity method, which was partially offset by the increase of gain on disposal of non-current assets held for sale of NT$72 million or US$2.2 million.

Net profit attributable to equity holders of the Company for the second quarter of 2024 was NT$450.6 million or US$13.9 million, and NT$0.62 or US$0.02 per basic common share, as compared to NT$437.8 million or US$13.5 million, and NT$0.60 or US$0.02 per basic common share in the first quarter of 2024. This compares to NT$628.5 million or US$19.4 million, and NT$0.86 or US$0.03 per basic common share in the second quarter of 2023. Net earnings for the second quarter of 2024 were US$0.38 per basic ADS, compared to US$0.37 per basic ADS for the first quarter of 2024 and US$0.53 per basic ADS in the second quarter of 2023.

Net free cash flow for the first half of 2024 was NT$1,433.4 million or US$44.2 million, with a balance of cash and cash equivalents was NT$14,651.9 million or US$451.5 million. The Company distributed a US$1.098 cash dividend per ADS (or approximately US$0.848 per ADS after the Taiwan withholding tax and Citibank, N.A.’s depositary fees) on July 26, 2024.

Second Quarter 2024 Investor Conference Call / Webcast Details

Date: Tuesday, August 13, 2024

Time: 3:00PM Taiwan (3:00AM New York)

Dial-In: +886-2-33961191

Password: 1731013 #

Webcast and Replay: https://www.chipmos.com/chinese/ir/info2.aspx

Replay: Starts approximately 2 hours after the live call ends

Language: Mandarin

Note: A transcript will be provided on the Company’s website in English following the conference call to help ensure transparency, and to facilitate a better understanding of the Company’s financial results and operating environment.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS) (www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS is known for its track record of excellence and history of innovation. The Company provides end-to-end assembly and test services to leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries serving virtually all end markets worldwide.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.